INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Gildan Activewear Inc.
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)

	July 3, 2011	October 3, 2010	July 4, 2010
	(unaudited)	(audited)	(unaudited)
Current assets:
Cash and cash equivalents	$88,993	$258,442	$201,209
Trade accounts receivable	275,607	145,684	167,948
Income taxes receivable	-	-	528
Inventories (note 5)	519,716	332,542	323,991
Prepaid expenses and deposits	12,491	9,584	10,596
Future income taxes	16,033	6,340	6,634
Other current assets	8,092	9,079	9,646
	920,932	761,671	720,552

Property, plant and equipment	533,600	479,292	462,641
Assets held for sale (note 9)	14,912	3,246	3,546
Intangible assets	259,171	61,321	63,422
Goodwill	150,288	10,197	10,035
Other assets	14,383	11,805	12,242

Total assets	$1,893,286	$1,327,532	$1,272,438

Current liabilities:
Accounts payable and accrued liabilities	$299,367	$186,205	$184,666
Income taxes payable	5,504	5,024	-
Current portion of long-term debt	-	-	58
	304,871	191,229	184,724

Long-term debt (note 6)	252,000	-	-
Future income taxes	28,049	10,816	19,447
Non-controlling interest in consolidated joint venture	11,364	11,058	8,367

Contingencies (note 15)

Shareholders' equity:
Share capital	102,430	97,036	96,236
Contributed surplus	13,001	10,091	9,753

Retained earnings	1,155,669	982,764	925,948
Accumulated other comprehensive income	25,902	24,538	27,963
	1,181,571	1,007,302	953,911
	1,297,002	1,114,429	1,059,900

Total liabilities and shareholders' equity	$1,893,286	$1,327,532	$1,272,438

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT – Q3 2011 P.29

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Gildan Activewear Inc.
Interim Consolidated Statements of Earnings and Comprehensive Income
(in thousands of U.S. dollars, except per share data)

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	$529,777	$395,324	$1,244,286	$942,528
Cost of sales	379,957	288,190	904,989	678,938

Gross profit	149,820	107,134	339,297	263,590

Selling, general and administrative
expenses	56,485	39,927	145,841	112,629
Restructuring and other charges
(note 9)	537	2,812	4,911	5,922

Operating income	92,798	64,395	188,545	145,039

Financial expense, net (note 14)	807	961	3,660	1,883
Non-controlling interest in
consolidated joint venture	891	584	306	1,095

Earnings before income taxes	91,100	62,850	184,579	142,061

Income taxes (note 17)	(2,982)	(1,837)	(6,791)	632

Net earnings	94,082	64,687	191,370	141,429

Other comprehensive income, net
of related income taxes (note 11)	1,371	489	1,364	1,715

Comprehensive income	$95,453	$65,176	$192,734	$143,144

Earnings per share:
Basic EPS (note 10)	$0.77	$0.53	$1.57	$1.17
Diluted EPS (note 10)	$0.77	$0.53	$1.56	$1.16

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT – Q3 2011 P.30

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Gildan Activewear Inc.
Interim Consolidated Statements of Shareholders’ Equity
Nine months ended July 3, 2011 and July 4, 2010
 (in thousands or thousands of U.S. dollars)

				Accumulated
				other		Total
	Share capital		Contributed	comprehensive	Retained	shareholders'
	Number	Amount	surplus	income	earnings	equity

Balance, October 3, 2010	121,352	$97,036	$10,091	$24,538	$982,764	$1,114,429
Stock-based compensation related to
stock options and Treasury restricted
share units (note 7)	-	-	3,422	-	-	3,422
Shares issued as consideration for costs
incurred in a business acquisition
(note 12(c))	30	1,068	-	-	-	1,068
Shares issued under employee share
purchase plan	17	488	-	-	-	488
Shares issued pursuant to exercise of
stock options	354	3,343	(140)	-	-	3,203
Shares issued pursuant to vesting of
Treasury restricted share units	21	495	(495)	-	-	-
Other comprehensive income (note 11)	-	-	-	1,364	-	1,364
Dividends declared	-	-	123	-	(18,465)	(18,342)
Net earnings	-	-	-	-	191,370	191,370

Balance, July 3, 2011 (unaudited)	121,774	$102,430	$13,001	$25,902	$1,155,669	$1,297,002

Balance, October 4, 2009	120,963	$93,042	$6,976	$26,248	$784,519	$910,785
Stock-based compensation related to
stock options and Treasury restricted
share units (note 7)	-	-	3,146	-	-	3,146
Recovery related to repricing of stock
options previously exercised	-	-	1,159	-	-	1,159
Shares issued under employee share
purchase plan	19	466	-	-	-	466
Shares issued pursuant to exercise of
stock options	178	1,210	(10)	-	-	1,200
Shares issued pursuant to vesting of
Treasury restricted share units	142	1,518	(1,518)	-	-	-
Other comprehensive income (note 11)	-	-	-	1,715	-	1,715
Net earnings	-	-	-	-	141,429	141,429

Balance, July 4, 2010 (unaudited)	121,302	$96,236	$9,753	$27,963	$925,948	$1,059,900

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT – Q3 2011 P.31

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Gildan Activewear Inc.
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from (used in) operating activities:
Net earnings	$94,082	$64,687	$191,370	$141,429
Adjustments for non-cash items (note 12(a))	17,869	18,479	54,402	59,116
	111,951	83,166	245,772	200,545
Changes in non-cash working capital balances:
Trade accounts receivable	(54,219)	(17,615)	(100,091)	(7,655)
Inventories	(23,071)	13,713	(127,585)	(24,291)
Prepaid expenses and deposits	(2,345)	(3,529)	(827)	1,008
Other current assets	1,135	(1,882)	(2)	(1,089)
Accounts payable and accrued liabilities	23,758	32,866	52,952	55,437
Income taxes	3,504	537	651	(12,357)
	60,713	107,256	70,870	211,598
Cash flows from (used in) financing activities:
Increase in amounts drawn under revolving
long-term credit facility	252,000	-	252,000	-
Dividends paid	(9,148)	-	(18,342)	-
Increase in other long-term debt	-	-	-	43
Repayment of other long-term debt	-	(640)	-	(4,372)
Proceeds from the issuance of shares	2,023	734	3,691	1,666
Recovery related to repricing of stock options previously
exercised	-	-	-	1,159
	244,875	94	237,349	(1,504)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(32,189)	(25,597)	(110,904)	(93,613)
Purchase of intangible assets	(1,233)	(399)	(3,000)	(917)
Business acquisitions, net of cash acquired (note 4)	(352,495)	-	(352,495)	(15,326)
Payment of contingent consideration (note 12(d))	-	-	(5,815)	-
Restricted cash related to acquisition	-	254	-	254
Purchase of corporate asset, net of proceeds (note 12(a))	-	-	(3,693)	-
Proceeds on disposal of assets held for sale	7	348	468	4,388
Net (increase) decrease in other assets	(4,346)	624	(2,517)	(2,900)
	(390,256)	(24,770)	(477,956)	(108,114)
Effect of exchange rate changes on cash and
cash equivalents denominated in foreign currencies	(99)	(463)	288	(503)
Net (decrease) increase in cash and cash equivalents
during the period	(84,767)	82,117	(169,449)	101,477
Cash and cash equivalents, beginning of period	173,760	119,092	258,442	99,732
Cash and cash equivalents, end of period	$88,993	$201,209	$88,993	$201,209

Supplemental disclosure of cash flow information (note 12)

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT – Q3 2011 P.32

                       NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(For the period ended July 3, 2011)
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. BASIS OF PRESENTATION:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and include all normal and recurring entries that are necessary for a fair presentation of the financial statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended October 3, 2010.

The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the third fiscal quarter are traditionally not indicative of the results to be expected for the full fiscal year.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as those disclosed in note 1 of its annual audited consolidated financial statements for the year ended October 3, 2010. The method of amortization and estimated useful lives of intangible assets resulting from the acquisition of Gold Toe Moretz Holdings Corp. are disclosed in note 4 below.

3. CHANGEOVER TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”):

In February 2008, the Canadian Accounting Standards Board confirmed that IFRS, as issued by the International Accounting Standards Board, will replace Canadian generally accepted accounting principles for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to change over to IFRS for its fiscal 2012 interim and annual consolidated financial statements with comparative information for fiscal 2011.

In preparation for the changeover to IFRS, the Company has developed an IFRS transition plan. The Company has completed its initial phase, comprised of a diagnostic process, which involved a comparison of the Company’s current accounting policies under Canadian generally accepted accounting principles with currently issued IFRS. The second phase of the transition plan, which involved a detailed impact analysis of the identified differences, has also been completed, and the final implementation phase is currently underway. As the IFRS transition plan progresses, the Company will continue to report on the status of its transition plan in its Management’s Discussion and Analysis.

4. BUSINESS ACQUISITION:

Gold Toe Moretz Holdings Corp.

On April 15, 2011, the Company acquired 100% of the capital stock of Gold Toe Moretz Holdings Corp. (“Gold Toe Moretz”), a leading supplier of high-quality branded athletic, casual and dress socks for national chains, mass-market retailers, price clubs, department stores and specialty sporting goods stores in the United States.

The aggregate purchase price of $352.5 million, net of cash acquired, included direct acquisition related costs of $7.3 million. The purchase price was subject to a working capital adjustment which was finalized subsequent to the end of the quarter resulting in a reduction of the purchase price of approximately $3.0 million and will be recorded in the fourth quarter of fiscal 2011 as a reduction to goodwill. In addition, the purchase agreement provides for an additional purchase price consideration of up to 150,000 common shares issued in the form of treasury restricted share units (“Treasury RSUs”) at closing, with a fair value of approximately $5.3 million at the date of acquisition. The vesting of the Treasury RSUs is contingent on the satisfaction of specified future events. This contingent consideration has not been reflected in the purchase price of the acquisition on the basis that the outcome of the contingency cannot be determined beyond a reasonable doubt at this time. Any additional purchase price consideration paid by the Company will be accounted for as an increase to goodwill. The Company financed the acquisition by using approximately $100 million of cash on hand and approximately $250 million drawn on the Company’s revolving long-term credit facility.

QUARTERLY REPORT – Q3 2011 P.33

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITION (continued):

The Company accounted for this acquisition using the purchase method and the results of Gold Toe Moretz have been consolidated with those of the Company from the date of acquisition.

The Company has allocated the purchase price on a preliminary basis to the assets acquired and liabilities assumed based on management’s best estimate of their fair values and taking into account all relevant information available at that time. Since the Company is still in the process of finalizing the valuation of assets acquired and liabilities assumed at the acquisition date, the allocation of the purchase price is subject to change. The Company expects to finalize the purchase price allocation by the end of fiscal 2011.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$28,150
Income taxes receivable	208
Inventories	57,549
Prepaid expenses and deposits	2,080
Future income taxes, current (ii)	13,208
Other current assets	122
Property, plant and equipment	3,523
Intangible assets (i)	204,700
Other assets	495
310,035

Liabilities assumed:
Accounts payable and accrued liabilities (iii)	(58,037)
Future income taxes, net, non-current (ii)	(33,779)
(91,816)

Net identifiable assets acquired	218,219
Goodwill	134,276
Purchase price	$352,495

The total consideration paid for the acquisition is comprised of the following:

Cash paid at closing, net of cash acquired of $3,576	$345,224
Direct acquisition costs	7,271
$352,495

Goodwill recorded in connection with this acquisition is not deductible for tax purposes.

(i)	The estimated fair value of intangible assets of $204.7 million included in the purchase price allocation above consists of the following:

Trademarks	$94,000
License agreements	51,000
Customer relationships	58,000
Non-compete agreements	1,700
$204,700

QUARTERLY REPORT – Q3 2011 P.34

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITION (continued):

The intangible assets are being amortized on a straight line basis over their estimated useful lives, being seven years for license agreements, twenty years for customer relationships and two years for non-compete agreements. The trademarks are not being amortized as they are considered to be indefinite life intangible assets.

(ii)
The estimated fair value of future income taxes include net future income tax liabilities of $57.6 million relating to the tax effect of temporary taxable differences between the purchase accounting values and tax basis of net assets acquired, partially offset by a future income tax asset of approximately $37 million relating to the tax benefit of income tax loss carryforwards.

(iii)
The estimated fair value of accounts payable and accrued liabilities assumed includes a net pension liability of approximately $25 million related to the funded status of Gold Toe Moretz’s defined pension plan which is in a deficit position. The pension liability also includes estimated costs related to management’s plan to wind up and settle the defined benefit plan within the next twelve months, and accordingly has been classified as a current liability in the interim consolidated balance sheet. As of July 3, 2011, the balance of the pension liability was $15.4 million, after reflecting a pension contribution of approximately $9.5 million during the third quarter of fiscal 2011.

5. INVENTORIES:

Inventories were comprised of the following:

	July 3, 2011	October 3, 2010	July 4, 2010

Raw materials and spare parts inventories	$75,754	$54,353	$54,263
Work in process	33,169	37,305	29,527
Finished goods	410,793	240,884	240,201
	$519,716	$332,542	$323,991

6. LONG-TERM DEBT:

In June 2011, the Company increased its existing unsecured revolving long-term credit facility from $400 million to $800 million. The amended facility has a maturity date of June 2016. Amounts drawn under the revised facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 125 to 200 basis points. As at July 3, 2011, $252 million was drawn under the revolving long-term credit facility bearing a combined effective interest rate for the period of 2.0%. As described in note 14, the Company has entered into interest rate swap contracts in order to mitigate a portion of its exposure to potential increases in the variable interest rates.

7. STOCK-BASED COMPENSATION:

The Company’s Long Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries.

Holders of Treasury RSUs, non-Treasury RSUs and deferred share units are entitled to dividends declared by the Company which are recognized in the form of additional equity awards equivalent in value to the dividends paid on common shares. The vesting conditions of the additional equity awards are subject to the same performance objectives and other terms and conditions as the underlying equity awards. The additional awards related to outstanding Treasury RSUs are credited to contributed surplus when the dividends are declared, whereas the additional awards related to outstanding non-Treasury RSUs and deferred share units are credited to accounts payable and accrued liabilities.

QUARTERLY REPORT – Q3 2011 P.35

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. STOCK-BASED COMPENSATION (continued):

Outstanding stock options were as follows:

		Weighted average
	Number	exercise price
		(in Canadian dollars)

Options outstanding, October 3, 2010	1,299	$19.57
Changes in outstanding stock options:
Granted	69	28.64
Exercised	(354)	8.86
Forfeited	(27)	26.88
Options outstanding, July 3, 2011	987	$23.86

As at July 3, 2011, 222,952 outstanding options were exercisable at the weighted average exercise price of CA$23.73 (July 4, 2010 - 479,227 options at CA$11.70). Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during the nine months ended July 3, 2011 was $13.36 (July 4, 2010 - $8.51).

Outstanding Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit

Treasury RSUs outstanding, October 3, 2010	748	$19.93
Changes in outstanding Treasury RSUs:
Granted	62	35.40
Granted for dividends declared	4	31.94
Settled through the issuance of common shares	(21)	23.45
Forfeited	(27)	27.29
Treasury RSUs granted as contingent consideration (note 4)	150	35.40
Treasury RSUs outstanding, July 3, 2011	916	$23.27

As at July 3, 2011, none of the awarded and outstanding Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the options and Treasury RSUs, for the three months and nine months ended July 3, 2011 was $1.1 million (2010 - $1.1 million) and $3.4 million (2010 - $3.1 million), respectively. The counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.  As described in note 4, the compensation expense excludes the value of 150,000 Treasury RSUs granted in connection with the acquisition of Gold Toe Moretz as they are considered contingent consideration.

Outstanding non-Treasury RSUs were as follows:

Number

Non-Treasury RSUs outstanding, October 3, 2010	313
Changes in outstanding non-Treasury RSUs:
Granted	151
Granted for dividends declared	2
Settled	(28)
Forfeited	(36)
Non-Treasury RSUs outstanding, July 3, 2011	402

QUARTERLY REPORT – Q3 2011 P.36

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. STOCK-BASED COMPENSATION (continued):

As of July 3, 2011, the weighted average fair value per non-Treasury RSU was $35.48. No common shares are issued from treasury under such awards and they are, therefore, non-dilutive. As at July 3, 2011, none of the outstanding non-Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the non-Treasury RSUs, for the three months and nine months ended July 3, 2011 was $1.4 million (2010 - $0.8 million) and $3.7 million (2010 - $2.5 million), respectively. The counterpart has been recorded in accounts payable and accrued liabilities.

8. GUARANTEES:

The Company, and some of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at July 3, 2011, the maximum potential liability under these guarantees was $20.9 million (October 3, 2010 - $21.8 million), of which $5.1 million (October 3, 2010 - $5.1 million) was for surety bonds and $15.8 million (October 3, 2010 - $16.7 million) was for corporate guarantees and standby letters of credit. The surety bonds are automatically renewed on an annual basis, and the corporate guarantees and standby letters of credit mature at various dates up to fiscal 2012.

As at July 3, 2011, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

9. RESTRUCTURING AND OTHER CHARGES AND ASSETS HELD FOR SALE:

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010

(Gain) loss on disposal of assets held for sale	$(177)	$-	$159	$(433)
Accelerated depreciation	-	377	-	2,270
Asset impairment loss and write-down of assets held for sale	-	392	300	1,042
Employee termination costs and other benefits	208	346	2,765	673
Other exit costs	506	1,697	1,687	2,370
	$537	$2,812	$4,911	$5,922

During the first quarter of fiscal 2010, the Company announced plans to consolidate its distribution centres servicing retail customers at a new retail distribution centre in Charleston, South Carolina, and to close its leased retail distribution facility in Martinsville, Virginia and its retail distribution facilities in Fort Payne, Alabama. In February 2011 the Company announced the closure of the remaining U.S. sock knitting operations in Fort Payne, Alabama. Restructuring and other charges totaled $0.5 million and $4.9 million for the three months and nine months ended July 3, 2011, respectively, primarily related to these closures. For the first nine months of fiscal 2011, restructuring and other charges included $2.8 million of employee termination costs, and other exit costs of $1.7 million consisting of inventory transfer costs, carrying and dismantling costs related to the closures noted above. For the first nine months of fiscal 2010, restructuring and other charges totaled $5.9 million, mainly relating to the consolidation of retail distribution facilities, including $2.3 million of accelerated depreciation, $2.4 million of inventory transfer costs, carrying and dismantling costs, and lease termination costs, $0.7 million of employee termination costs, and an asset impairment loss of $1.0 million.

Assets held for sale of $14.9 million as at July 3, 2011 (October 3, 2010 - $3.2 million; July 4, 2010 - $3.5 million) include property, plant and equipment primarily relating to closed facilities. The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred until all property, plant and equipment related to the closures are disposed. Any gains or losses on the disposal of the assets held for sale relating to closed facilities will also be accounted for as restructuring charges as incurred.

QUARTERLY REPORT – Q3 2011 P.37

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. EARNINGS PER SHARE:

A reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010

Basic earnings per share:
Basic weighted average number of common shares
outstanding	121,649	121,264	121,519	121,101
Basic earnings per share	$0.77	$0.53	$1.57	$1.17

Diluted earnings per share:
Basic weighted average number of common shares
outstanding	121,649	121,264	121,519	121,101
Plus dilutive impact of stock options and Treasury RSUs	857	834	803	826
Diluted weighted average number of common shares
outstanding	122,506	122,098	122,322	121,927
Diluted earnings per share	$0.77	$0.53	$1.56	$1.16

Excluded from the above calculation for the three months ended July 3, 2011 are 156,074 (2010 – 507,580) stock options and nil (2010 – nil) Treasury RSUs which were deemed to be anti-dilutive. Excluded from the above calculation for the nine months ended July 3, 2011 are 156,074 (2010 – 784,214) stock options and nil (2010 – 21,833) Treasury RSUs which were deemed to be anti-dilutive.

11. OTHER COMPREHENSIVE INCOME:

Other comprehensive income was comprised of the following:

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010

Net (loss) gain on derivatives designated as cash flow hedges	$(1,209)	$1,496	$(3,698)	$4,324
Income taxes	12	(15)	37	(43)

Amount of loss (gain) reclassified from other comprehensive
income to net earnings, and included in:
Net sales	2,612	(797)	4,190	(1,810)
Selling, general and administrative expenses	(278)	(292)	(789)	(292)
Financial expense, net	259	87	1,674	(490)
Income taxes	(25)	10	(50)	26
	$1,371	$489	$1,364	$1,715

As at July 3, 2011, approximately $1.1 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next twelve months.

QUARTERLY REPORT – Q3 2011 P.38

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments for non-cash items:

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010

Depreciation and amortization (note 13 (a))	$21,756	$17,079	$57,875	$48,855
Variation of depreciation included in inventories
(note 13 (a))	123	1,763	(2,040)	2,667
Restructuring charges related to assets held for sale
and property, plant and equipment (note 9)	(177)	769	459	2,879
Loss on disposal of long-lived assets	1,395	427	1,903	1,007
Loss on disposal of corporate asset (i)	-	-	3,693	-
Stock-based compensation costs	1,093	1,106	3,422	3,146
Future income taxes	(7,051)	(3,061)	(13,080)	(3,061)
Non-controlling interest	891	584	306	1,095
Unrealized net loss on foreign exchange and financial
derivatives not designated as cash flow hedges	146	1,115	1,608	1,819
Adjustments to financial derivatives included in other
comprehensive income, net of amounts reclassified
to net earnings	(307)	(1,303)	256	709
	$17,869	$18,479	$54,402	$59,116

(i)
During the nine months ended July 3, 2011, the Company purchased a corporate aircraft pursuant to an early purchase option under its operating lease for approximately $16.9 million. Immediately following the purchase, the Company sold the corporate aircraft to an unrelated third party for proceeds of $13.2 million, resulting in a loss of $3.7 million which is included in selling, general and administrative expenses. The Company has leased a new corporate aircraft which is being accounted for as an operating lease.

(b)	Cash paid during the period for:

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010

Interest	$1,137	$335	$1,524	$444
Income taxes	321	1,172	5,248	16,584

QUARTERLY REPORT – Q3 2011 P.39

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(c)	Non-cash transactions:

	July 3, 2011	October 3, 2010	July 4, 2010

Balance of non-cash transactions:
Additions to property, plant and equipment
included in accounts payable and accrued
liabilities	$4,067	$2,099	$2,150
Proceeds on disposal of long-lived assets
included in other assets	-	427	438
Proceeds on disposal of long-lived assets
included in other current assets	-	-	199

Non-cash ascribed value credited to contributed
surplus for dividends attributed to Treasury RSUs	$123	$-	$-
Non-cash ascribed value credited to share capital
from shares issued pursuant to vesting of
Treasury RSUs and exercise of stock options	635	2,125	1,528
Shares issued as consideration for lease termination
costs incurred as part of the acquisition of
Gold Toe Moretz	1,068	-	-

(d)
In connection with the acquisition of V.I. Prewett & Son Inc. in fiscal 2008, the purchase agreement provided for an additional purchase consideration of up to $10.0 million contingent on specified future events. This amount was initially paid into escrow by the Company, but events occurring subsequent to the acquisition have resulted in a reduction of the contingent purchase price and escrow deposit balance to $5.8 million. During the nine months ended July 3, 2011, the contingent purchase consideration was settled and paid to the selling shareholders in the amount of $5.8 million from the escrow deposit. The additional purchase price consideration paid by the Company has been accounted for as an increase in goodwill and a corresponding decrease in other assets.

(e)	Cash and cash equivalents consist of:

	July 3, 2011	October 3, 2010	July 4, 2010

Cash balances with banks	$88,993	$196,279	$96,508
Short-term investments, bearing interest at rates
between 0.1% and 0.6%	-	62,163	104,701
	$88,993	$258,442	$201,209

QUARTERLY REPORT – Q3 2011 P.40

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. OTHER INFORMATION:

(a)	Depreciation and amortization (excluding accelerated depreciation, which is included in restructuring and other charges):

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010

Depreciation and amortization of property, plant and
equipment and intangible assets	$21,756	$17,079	$57,875	$48,855
Adjustment for the variation of depreciation of property,
plant and equipment included in inventories at the
beginning and end of the period	123	1,763	(2,040)	2,667
Depreciation and amortization included in the interim
consolidated statements of earnings and
comprehensive income	$21,879	$18,842	$55,835	$51,522

Consists of:
Depreciation of property, plant and equipment	$17,525	$16,656	$47,209	$44,916
Amortization of intangible assets	4,353	2,181	8,619	6,587
Amortization of deferred financing costs and other	1	5	7	19
Depreciation and amortization included in the interim
consolidated statements of earnings and
comprehensive income	$21,879	$18,842	$55,835	$51,522

(b)
The Company recorded bad debt expense, net of recoveries, of $0.6 million (2010 – $0.1 million) for the three months ended July 3, 2011 and $0.3 million (2010 – $0.5 million) for the nine months ended July 3, 2011. Bad debt expense is included in selling, general and administrative expenses.

(c)
The Company expensed $3.0 million (2010 - $2.4 million) in cost of sales for the three months ended July 3, 2011, representing management’s best estimate of the cost of statutory severance and pre-notice benefit obligations accrued for active employees located in the Caribbean Basin and Central America. The expense for the nine months ended July 3, 2011 was $8.6 million (2010 - $6.4 million).

14. FINANCIAL INSTRUMENTS:

(a)	Financial expense, net:

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010

Interest expense	$1,048	$281	$1,155	$299
Bank and other financial charges	584	264	1,406	1,042
Foreign exchange (gain) loss	(825)	535	(412)	654
Derivative (gain) loss on financial instruments not
designated for hedge accounting	-	(119)	1,511	(112)
	$807	$961	$3,660	$1,883

QUARTERLY REPORT – Q3 2011 P.41

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. FINANCIAL INSTRUMENTS (continued):

(b)	Derivative instruments:

The Company has entered into forward foreign exchange contracts and zero-cost collar options in order to reduce the exposure of forecasted cash flows in currencies other than the U.S. dollar. The forward foreign exchange contracts and the intrinsic value of zero-cost collar options were designated as cash flow hedges and qualified for hedge accounting. As such, the effective portion of unrealized gains and losses related to the fair value of the cash flow hedges are included in other comprehensive income, and are recognized in net earnings in the same period in which the foreign exchange impact of the forecasted cash flow affects net earnings. The gains and losses related to the time value of zero-cost collar options are immediately recognized in earnings in the same caption as the items being hedged. The forward foreign exchange contracts and zero-cost collar options outstanding as at July 3, 2011 consisted primarily of contracts to reduce the exposure to fluctuations in Euros, Australian dollars, Canadian dollars, and Pounds sterling against the U.S. dollar. As at July 3, 2011, the derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being ineffective.

		Carrying and fair value		Maturity
	Notional U.S.	Other current	Accounts payable	0 to 6	7 to 12
July 3, 2011	equivalent	assets	and accrued liabilities	months	months

Derivative instruments designated as cash flow hedges:
Forward foreign exchange
contracts	$33,635	$-	$(2,412)	$(2,412)	$-
Zero-cost collar options	12,194	7	(265)	(258)	-
	$45,829	$7	$(2,677)	$(2,670)	$-

		Carrying and fair value		Maturity
	Notional U.S.	Other current	Accounts payable	0 to 6	7 to 12
July 4, 2010	equivalent	assets	and accrued liabilities	months	months

Derivative instruments designated as cash flow hedges:
Forward foreign exchange
contracts	$90,005	$2,035	$(667)	$715	$653
Forward fuel oil contracts	2,076	-	(185)	(185)	-
	$92,081	$2,035	$(852)	$530	$653

(c)   Interest rate swap contracts:

During the three months ended July 3, 2011, the Company entered into a series of interest rate swap contracts to fix the variable interest rates on a designated portion of the borrowings under the revolving long-term credit facility. As at July 3, 2011, the interest rate swap contracts were designated as cash flow hedges and qualified for hedge accounting.  As such, the effective portion of unrealized gains and losses related to the fair value of the interest rate swap contracts are included in other comprehensive income, and are recognized in earnings as a charge or credit to financial expense, in the same period as the interest payments on the amounts drawn under the revolving long-term credit facility are recognized. The following table summarizes the outstanding interest rate swap contracts as at July 3, 2011:

Notional			Fixed	Floating	Carrying and fair value
amount	Maturity date	Pay / Receive	rate	rate	Asset	Liability

$100,000	June 3, 2016	Pay fixed rate / Receive floating rate	1.88%	1-month U.S. LIBOR	$46	$-

QUARTERLY REPORT – Q3 2011 P.42

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

15. CONTINGENCIES:

The Company and certain of its senior officers were named as defendants in a number of class action lawsuits filed in the United States District Court for the Southern District of New York, which were subsequently consolidated, alleging claims under the U.S. securities laws, as well as in class action lawsuits filed in the Ontario Superior Court of Justice and in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits alleged, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its earnings guidance concerning the 2008 fiscal year, which guidance was subsequently revised on April 29, 2008.

On August 3, 2010, the Company announced that it had entered into an agreement to settle all claims raised in these class action lawsuits, subject to final approval from the courts, on behalf of all persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 (the “Class Members”). Final court approval of the settlement was obtained from each of the courts in February and March 2011 and all of the actions have been dismissed on terms including releases from Class Members of the claims against the Company and the named senior officers. The settlement agreement provides for a total settlement amount of $22.5 million, which has been entirely funded by the Company’s insurers. Therefore no provision has been recorded in the unaudited interim consolidated financial statements and no amounts have or will be disbursed by the Company in respect of the settlement.

16. SEGMENTED INFORMATION:

The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished apparel.

(a)	Net sales by major product group:

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010

Activewear and underwear	$424,624	$351,335	$1,037,139	$777,477
Socks	105,153	43,989	207,147	165,051
	$529,777	$395,324	$1,244,286	$942,528

(b)	Major customers and revenues by geographic area:

(i) The Company has two customers accounting for at least 10% of total net sales:

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010

Company A	21.2%	21.1%	20.1%	22.3%
Company B	10.7%	8.3%	12.7%	13.3%

(ii) Net sales were derived from customers located in the following geographic areas:

	Three months ended		Nine months ended
	July 3,	July 4,	July 3,	July 4,
	2011	2010	2011	2010

United States	$468,577	$342,599	$1,107,996	$826,726
Canada	18,622	17,209	44,800	38,032
Europe and other	42,578	35,516	91,490	77,770
	$529,777	$395,324	$1,244,286	$942,528

QUARTERLY REPORT – Q3 2011 P.43

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

16. SEGMENTED INFORMATION (continued):

(c)	Property, plant and equipment by geographic area are as follows:

	July 3, 2011	October 3, 2010	July 4, 2010

Honduras	$296,586	$243,033	$230,031
Caribbean Basin	117,583	118,876	118,507
United States	86,330	81,555	80,250
Bangladesh	12,029	12,124	12,050
Canada	8,851	10,051	10,288
Other	12,221	13,653	11,515
	$533,600	$479,292	$462,641

(d)	Intangible assets by geographic area are as follows:

	July 3, 2011	October 3, 2010	July 4, 2010

United States	$253,814	$54,650	$55,699
Canada	4,471	5,456	6,418
Honduras	688	907	957
Other	198	308	348
	$259,171	$61,321	$63,422

(e)	Goodwill by geographic area is as follows:

	July 3, 2011	October 3, 2010	July 4, 2010

United States	$146,800	$6,709	$6,709
Bangladesh	3,488	3,488	3,326
	$150,288	$10,197	$10,035

17. INCOME TAXES:

The income tax recovery of $6.8 million for the nine months ended July 3, 2011 includes an income tax recovery of $13.1 million related to the recognition of tax losses incurred during fiscal 2011 in higher tax jurisdictions, which are more likely than not to be realized in future periods.

18. COMPARATIVE FIGURES:

Certain comparative figures have been adjusted to conform to the current year’s presentation including the reclassification of the July 4, 2010 net book value of computer software of $9.1 million, comprised of a cost of $26.3 million and accumulated amortization of $17.2 million from property, plant and equipment to intangible assets.

The Company also reclassified future income taxes between current and non-current as at October 3, 2010 and July 4, 2010.

QUARTERLY REPORT – Q3 2011 P.44